Exhibit 99.1

BGS ACQUISITION CORP.
(a company in the development stage)

INDEX TO INTERIM FINANCIAL STATEMENTS

Financial Statements
Interim Balance Sheet	F-2
Interim Statements of Operations	F-3
Interim Statement of Changes in Stockholder’s Equity	F-4
Interim Statements of Cash Flows	F-5
Notes to the Interim Financial Statements	F-6 – F-14

BGS ACQUISITION CORP.
(a company in the development stage)

INTERIM BALANCE SHEET
January 31, 2012

ASSETS
Current Assets
Cash	$25,000
Deferred Offering Costs	182,389
Total Assets	$207,389
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Accrued Offering Costs	$45,000
Due to Affiliate	147,389
Total Liabilities	192,389
Commitments and contingencies
Shareholder’s Equity
Preferred Shares, no par value, unlimited shares authorized; no shares issued and outstanding
Ordinary Shares, no par value, unlimited shares authorized; 1,533,333 shares issued and outstanding	25,000
Deficit Accumulated During the Development Stage	(10,000)
Total Shareholder’s Equity	15,000
Total Liabilities and Shareholder’s Equity	$207,389

The accompanying notes are an integral part of the interim financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)

INTERIM STATEMENTS OF OPERATIONS

	For the three months ended January 31, 2012	For the period from August 9, 2011 (date of incorporation) to January 31, 2012
Revenue	$-	$—
General and Administrative Expenses	-	10,000
Net Loss Attributable to Ordinary Shareholder	$-	$(10,000)
Weighted Average Number of Ordinary Shares Outstanding	1,533,333	1,533,333
Basic and Diluted Net Loss per Ordinary Share	$-	$0.01

The accompanying notes are an integral part of the interim financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)

INTERIM STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
For the period from August 9, 2011 (date of incorporation) to January 31, 2012

	Ordinary Shares		Deficit Accumulated During the Development	Total Shareholder’s
	Shares	Amount	Stage	Equity
Sale of ordinary shares to initial shareholder on October 5, 2011 at approximately $0.016 per share	1,533,333	$25,000	$—	$25,000
Net loss	—	—	(10,000)	(10,000)
Balances, January 31, 2012	1,533,333	$25,000	$(10,000)	$15,000

The accompanying notes are an integral part of the interim financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)

INTERIM STATEMENTS OF CASH FLOWS

	For the three months ended January 31, 2012	For the period from August 9, 2011 (date of incorporation) to January 31, 2012
Cash Flows from Operating Activities
Net loss	$-	$(10,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in due to affiliate	-	10,000
Net cash used in operating activities	-	—
Cash Flows from Financing Activities
Proceeds from issuance of ordinary shares to initial shareholder	-	25,000
Net cash provided by financing activities	-	25,000
Net increase in cash	-	25,000
Cash at beginning of the period	25,000	—
Cash at end of the period	$25,000	$25,000
Supplemental Disclosure of Non-Cash Transactions:
Deferred offering costs included in accrued offering costs	$-	$45,000
Deferred offering costs included in due to affiliate	$20,670	$137,389

The accompanying notes are an integral part of the interim financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the period from August 9, 2011 (date of incorporation) to January 31, 2012

1.      DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

BGS Acquisition Corp. (the “Company”), a company in the development stage, is a newly organized blank check company incorporated as a British Virgin Islands business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets (“Business Combination”).

As of January 31, 2012, the Company had neither engaged in any operations nor generated revenue. All activity through January 31, 2012 relates to the Company’s formation. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification, or ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies.   The Company has selected July 31 as its fiscal year end.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its proposed initial public offering of Units (as defined in Note 3 below) (the “Offering”), although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination.  An amount equal to 101.5% of the gross proceeds of the Offering are held in a trust account (“Trust Account”) and are permitted to be invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”) with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account as described below.

The Company’s efforts are focused on identifying for its initial Business Combination target operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of the MERCOSUR (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market.  There is no assurance the Company will be able to effect a Business Combination.

Proceeds of approximately $42.5 million in the aggregate from the Offering and private placements of $2,450,000 of warrants to purchase Ordinary Shares less Offering expenses, assuming that the underwriters’ overallotment option is not exercised, will only be released to the Company upon the earlier of: (1) the consummation of a Business Combination within 15 months from the closing of the Offering (or 18 months from the closing of the Offering if the Company has entered into a definitive agreement with a target business within such 15 month period) and (2) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate a Business Combination within such 15 (or 18) month period. Upon consummation of the Offering, $1,200,000, which constitutes the underwriters’ commissions, will be paid to the underwriters, excluding $800,000 of a deferred corporate finance fee payable upon completion of the initial Business Combination. The $200,000 of proceeds to be held outside the Trust Account as well as the interest income earned on the Trust Account balance that may be released to the Company, may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

Unless otherwise required by law or the Nasdaq Capital Market or if it decides to seek shareholder approval for business reasons, the Company will not submit the transaction for shareholder approval after it signs a definitive agreement with a target for a Business Combination.  The Company will proceed with a Business Combination if such Business Combination is approved by its board of directors. In the event it is required to seek shareholder approval in connection with the Business Combination, the Company will proceed only if a majority of the outstanding Company ordinary shares (“Ordinary Shares”), entitled to vote, are voted to approve the Business Combination.  In connection with such a vote, if a Business Combination is approved and consummated, shareholders (regardless of how they vote) that elect to put their Ordinary Shares back to the Company for cash will be entitled to receive their pro-rata portion of the Trust Account (together with interest thereon which was not previously used for working capital, but net of taxes).  However, in no event will the Company redeem its publicly-held Ordinary Shares in an amount that would cause its net tangible assets to be less than $5,000,001. These Ordinary Shares will be recorded at a fair value and classified as temporary equity in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The initial shareholder has agreed, in the event the Company is required to seek shareholder approval of its Business Combination, to vote his initial shares in favor of approving a Business Combination. The initial shareholder and the Company’s officers and directors have also agreed to vote Ordinary Shares acquired by them in the Offering or in the aftermarket in favor of a Business Combination submitted to the Company’s shareholders for approval.

If the Company is no longer a foreign private issuer, or FPI, and seeks shareholder approval of the Business Combination and it does not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, the Company’s amended and restated memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking redemption rights with respect to more than an aggregate of 19.9% of the Ordinary Shares sold in the Offering. Public shareholders who redeem their Ordinary Shares into their pro rata share of the Trust Account will continue to have the right to exercise any warrants they may hold.

As long it maintains its status as FPI and is required to comply with the FPI rules, regardless of whether it is required by law or the Nasdaq Capital Market, or if it decides to seek shareholder approval for business reasons, the Company intends to consummate its initial Business Combination and conduct redemptions of Ordinary Shares for cash without a shareholder vote pursuant to the tender offer rules of the SEC. If the Company is no longer an FPI (and no longer required to comply with the FPI rules) and is required by law or the Nasdaq Capital Market to seek shareholder approval, or it decides to seek shareholder approval for business reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the SEC proxy rules and not pursuant to the tender offer rules.

The initial shareholder, officers and directors have agreed that the Company will only have 15 months from the closing of the Offering (or 18 months from the closing of the Offering if the Company has entered into a definitive agreement with a target business within such 15 month period) to consummate the Business Combination.  If the Company does not consummate a Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) redeem all publicly-held Ordinary Shares for a per share pro rata portion of the Trust Account, including a portion of the interest earned thereon which was not previously used for working capital, but net of any taxes (which redemption would completely extinguish such holders’ rights as shareholders, including the right to receive further liquidation distributions, if any) and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to the remaining shareholders, as part of a plan of dissolution and liquidation.  The initial shareholder has waived his rights to participate in any redemption with respect to his initial shares.  However, if the initial shareholder or any of the Company’s officers, directors or affiliates acquire Ordinary Shares in or after the Offering, they will be entitled to a pro rata share of the Trust Account with respect to such shares upon the Company’s redemption or liquidation in the event the Company does not consummate a Business Combination within the required time period.  In the event of such distribution, it is possible the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the Offering price per unit.

The Company will seek to have all vendors, service providers, prospective target businesses or other entities with which it conducts business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account.  There is no guarantee that such parties will execute such agreements, and even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against the Company’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, the Company’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to the Company than any alternative.

Julio Gutierrez, the Company’s chairman and initial shareholder, has agreed that he will be liable to the Company, if and to the extent any claims by any party reduce the amount in the Trust Account to below $10.15 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Development stage company

The Company complies with the reporting requirements of FASB ASC 915, ‘‘Development Stage Entities.”  At January 31, 2012, the Company has not commenced any operations nor generated revenue to date.  All activity through January 31, 2012 relates to the Company’s formation and the Offering.  Following such offering, the Company will not generate any operating revenues until after completion of a Business Combination, at the earliest.  The Company will generate non-operating income in the form of interest income on the designated Trust Account after the Offering.

Net loss per ordinary share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.”  Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding for the period.  At January 31, 2012, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Ordinary Shares and then share in the earnings of the Company.  As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet primarily due to their short-term nature.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Deferred offering costs

The Company complies with the requirements of FASB ASC 340-10-525-1.  Deferred offering costs consist principally of legal fees, accounting, and underwriting fees incurred through the balance sheet date that are related to the Offering and that are charged to shareholder’s equity upon the completion of the Offering.

Income taxes

Under the laws of the British Virgin Islands, the Company is generally not subject to income taxes.  Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that increases the accumulated deficit. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of January 31, 2012. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period ended January 31, 2012. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, states and foreign tax laws. The Company’s management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3.  OFFERING

Pursuant to the Offering, the Company will offer for sale up to 4,000,000 Units at $10.00 per Unit (“Units”).  Each Unit consists of one ordinary share, no par value, and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase one ordinary share at an exercise price of $10.00 commencing on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Offering, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. The warrants will be redeemable by the Company at a price of $0.01 per warrant upon 30 days prior notice after the warrants become exercisable, but only in the event that the last sale price of the Ordinary Shares is at least $16.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

The Company will not redeem the warrants held by public shareholders unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to the Ordinary Shares issuable upon exercise of the warrants is effective and expected to remain effective to and including the redemption date, and a prospectus relating to the Ordinary Shares issuable upon exercise of the warrants is available throughout the 30-day redemption period. The Company does not need the consent of the underwriters or the shareholders to redeem the outstanding public warrants.

4.  PRIVATE PLACEMENT OF WARRANTS

Certain initial investors, including the initial shareholder and the underwriters (and/or their designees) have committed to purchase an aggregate of 3,266,667 warrants, each exercisable to purchase one ordinary share at $10.00 per share, at a price of $0.75 per warrant (or $2,450,000 in the aggregate) in private placements simultaneously with the closing of the Offering (“Private Placements”). The investor warrants and the underwriter warrants have terms and provisions substantially identical to those of the warrants sold as part of the Units in the Offering (provided, however, that for so long as the underwriter warrants are held by the underwriters and their affiliates, the underwriter warrants will not be exercisable after the five year anniversary of the effective date of the registration statement with respect to the Offering). The purchase price of the investor warrants and the underwriter warrants will be added to the proceeds from the Offering to be held in the Trust Account. If the Company does not complete its initial Business Combination within 15 months from the closing of the Offering (or 18 months from the closing of the Offering if the Company has entered into a definitive agreement for, but has not yet consummated, its initial Business Combination with a target business within such 15 month period), the proceeds of the sale of the investor warrants and the underwriter warrants will be used to fund the redemption of the publicly-held Ordinary Shares, and the investor warrants and underwriter warrants will expire worthless.

The investor and underwriter warrants (including the Ordinary Shares issuable upon exercise of such warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, and they will be non-redeemable so long as they are held by the investors, the underwriters (and/or their designees) or their permitted transferees. If the investor warrants or the underwriter warrants, as applicable, are held by holders other than such investors, the underwriters (and/or their designees) or their permitted transferees, such warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the Units being sold in the Offering. The underwriter warrants are also subject to certain additional restrictions on transfer as required by FINRA.

Management believes the purchase price of the investor warrants and the underwriter warrants is greater than the fair value of such warrants. The fair value is based on comparable transactions of initial public offerings by blank check companies in the past year. Therefore, the Company will not be required to incur a compensation expense in connection with the purchase by the initial holders of the investor and underwriter warrants.

The Company has evaluated the accounting treatment of the investor warrants and the underwriter warrants and the warrants attached to the Units. The term of the warrants satisfy the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying contracts that should not be accounted for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company intends to classify the warrants as additional paid-in capital.

The valuation of the warrants is based on comparable initial public offerings by previous blank check companies. The initial investors have agreed that the warrants purchased will not be sold or transferred until 30 days following consummation of a Business Combination, subject to certain limited exceptions. If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the initial investors will expire worthless. The Company intends to classify the private placement warrants within permanent equity as additional paid-in capital in accordance with ASC 815-40-25-13.

5.  INITIAL SHARES

On October 5, 2011, the Company issued to the initial shareholder 1,725,000 initial shares for an aggregate purchase price of $25,000. On March 14, 2012, the Company effectuated an approximate 1.125-to-1 reverse stock split, resulting in a reduction in outstanding shares to 1,533,333.  Share amounts have been restated to reflect the retroactive effect of the reverse stock split.   The purchase price for each ordinary share, as adjusted, was approximately $0.016 per share.  These shares include 200,000 Ordinary Shares that are subject to forfeiture if and to the extent the underwriters’ over-allotment option is not exercised, so that the initial shareholder and his permitted transferees will own 25% of the Company’s issued and outstanding shares after the Offering.  The initial shares are identical to the Ordinary Shares included in the Units being sold in the Offering, except that they are restricted from being transferred (except to permitted transferees) until the date (i) with respect to 20% of such shares, upon consummation of a Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Company’s Ordinary Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Company’s Ordinary Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination and (v) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination or earlier, in any case, if, following a Business Combination, the Company engages in a subsequent transaction (1) resulting in the public shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of the board of directors or management team in which the Company is the surviving entity.

The initial shareholder has agreed (1) to waive his redemption rights with respect to the initial shares and any Ordinary Shares he holds in connection with the consummation of a Business Combination and (2) to waive his rights to liquidating distributions with respect to his initial shares if the Company fails to consummate a Business Combination within 15 months from the closing of the Offering (or 18 months from the closing of the Offering if the Company has entered into a definitive agreement with a target business), although the initial shareholder will be entitled to receive liquidating distributions with respect to any Ordinary Shares he holds if the Company fails to consummate a Business Combination within such time period.

If the Company submits a Business Combination to its shareholders for a vote, the initial shareholder has agreed to vote his initial shares and any Ordinary Shares he purchases during or after the Offering in favor of a Business Combination, and the initial shareholder, officers and directors of the Company have also agreed to vote any Ordinary Shares purchased by them during or after the Offering in favor of a Business Combination.

The initial shareholder will retain all other rights as the public shareholders with respect to his Ordinary Shares, including, without limitation, the right to vote the Ordinary Shares and the right to receive dividends, if declared (including any transferees). If dividends are declared and payable in Ordinary Shares or to extend the period of their underlying securities, such dividends will also be subject to lockup restrictions.

In addition, the initial shareholder or his permitted transferees are entitled to registration rights with respect to their Ordinary Shares (see additional discussion at Note 8).

6.  COMMITMENTS & CONTINGENCIES

The Company has granted the underwriters a 45-day option to purchase up to 600,000 additional Units to cover the over-allotment at the Offering price less the underwriting discounts and commissions.

The underwriters will be entitled to an underwriting discount of 3 percent (3.0%) which shall be paid in cash at the closing of the Offering, including any amounts raised pursuant to the overallotment option.  In addition, the underwriter will be entitled to a corporate finance fee of 2 percent (2.0%) of the Offering, including any amounts raised pursuant to the overallotment option, payable in cash upon the closing of a Business Combination.

The Company has also agreed to sell to The PrinceRidge Group LLC, the representative of the underwriters, for $100, as additional compensation, an option to purchase up to 340,000 Units at $15.00 per Unit. The Units issuable upon exercise of this option are identical to those offered in the Public Offering. This option may be exercised on a cashless basis, and will be exercisable, in whole or in part, commencing on the later of the consummation of a Business Combination or the one-year anniversary of the effective date of the registration statement filed in connection with the Offering, and expiring five years from the effective date of such registration statement. The Company intends to account for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimates the fair value of this unit purchase option is approximately $1.48 per unit (for a total fair value of approximately $503,000) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters is estimated as of the date of grant using the following assumptions: (1) expected volatility of 30%, (2) risk-free interest rate of 1.09% and (3) expected life of 5 years. Because the Company’s Units do not have a trading history, the volatility assumption is based on information currently available to management. The volatility assumption was calculated using the average volatility of the Russell Microcap Index. The Company believes that the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of the Units. Although an expected life of five years was used in the calculation, if the Company does not consummate a Business Combination within the prescribed time period and it liquidates, the option will become worthless. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option to exercise the unit purchase option without the payment of cash.

The option and the underlying securities have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules. Pursuant to such rule, the option may not be sold, transferred, assigned, pledged or hypothecated for 180 days following the effective date of the registration statement except to any underwriter or selected dealer participating in the Offering and their bona fide officers or partners. Although the purchase option and its underlying securities are to be registered under the registration statement, the option grants to holders demand and “piggy back” rights for five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option.  The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The Company will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

The exercise price and number of Units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation of the Company. However, the option will not be adjusted for issuances of Ordinary Shares at a price below its exercise price.

7.  SHAREHOLDER’S EQUITY

Ordinary Shares – The Company is authorized to issue an unlimited number of Ordinary Shares. Holders of the Company’s Ordinary Shares are entitled to one vote for each ordinary share. At January 31, 2012, there were 1,533,333 Ordinary Shares outstanding. On March 14, 2012, the Company effectuated an approximate 1.125-to-1 reverse stock split.   Share amounts have been restated to reflect the retroactive effect of the reverse stock split.

Preferred Shares – The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At January 31, 2012, the Company has not issued any preferred shares.

8.  RELATED PARTY TRANSACTIONS

Commencing on the date of the consummation of the Offering, the Company plans to enter into an agreement with BGS Group SA, an affiliate of the initial shareholder, to provide at no cost office space, secretarial, and administrative services. This agreement will expire upon the earlier of: (a) the successful completion of the Business Combination or (b) the date on which the Company is dissolved and liquidated.

The holders of the initial shares, investor warrants, underwriter warrants and warrants that may be issued upon conversion of the working capital loans (see discussion at Note 9) will have registration rights to require the Company to register for sale any of the securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the Offering. These shareholders will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

As of January 31, 2012, the initial shareholder has advanced a total of approximately $147,000 to the Company for payment of Offering costs. These advances are non-interest bearing, unsecured and are due at the earlier of March 31, 2012 or the closing of the Offering. These amounts were subsequently repaid at the closing of the Public Offering on March 26, 2012.

9.  SUBSEQUENT EVENTS

Management has approved the financial statements and performed an evaluation of subsequent events through July 31, 2012, the date the financial statements were available for issuance, noting no items which require adjustment or disclosure other than the following:

On March 14, 2012, the Company’s directors approved and the Company effectuated a 1.125-for-1 reverse split of its outstanding Ordinary Shares, reducing the number of outstanding Ordinary Shares from 1,725,000 to 1,533,333.

The registration statement for the Offering was declared effective by the SEC on March 20, 2012 and the final prospectus dated March 20, 2012 was filed with the SEC on March 21, 2012.

On March 20, 2012, the Company entered into an agreement with its Chairman and initial shareholder, Julio Gutierrez, pursuant to which Mr. Gutierrez agreed to loan the Company up to an aggregate of $500,000 (or a higher amount at his discretion) to fund the Company’s working capital needs following the consummation of the Offering and before a Business Combination.  In the event that a Business Combination does not close, the Company may use a portion of the Offering proceeds held outside the Trust Account to repay such working capital loans but no proceeds from the Trust Account would be used for such repayment.  Mr. Gutierrez, at his option, may convert the working capital loans into warrants in connection with a Business Combination at $0.75 per warrant.

On March 30, 2012, the Company filed a Form 6-K with the SEC containing an audited balance sheet and announced that on March 26, 2012, the Company had consummated the Offering of 4,000,000 Units.  The Form 6-K also announced that on March 26, 2012, the Company closed the Private Placements.  The Company received gross proceeds of $42,450,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and including $2,450,000 received for the purchase of the 3,266,667 warrants by the initial investors and the lead underwriter.  Upon the closing of the Offering and the Private Placements, $40,600,000 was placed into the Trust Account. The proceeds placed into the Trust Account were held in cash as of March 26, 2012, and will be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, as amended, and that invest solely in U.S. Treasuries, until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account. The Trust Account is held at J.P. Morgan Chase N.A., London Branch and maintained by Continental Stock Transfer & Trust Company acting as trustee.

On May 17, 2012, the Company filed a Form 6-K with the SEC announcing that the representative of the underwriters of the Offering, which was consummated on March 26, 2012, had notified the Company that commencing May 18, 2012, the holders of the Units may elect to separately trade the Ordinary Shares and warrants underlying such Units.  Those Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “BGSCU” and each of the underlying Ordinary Shares and warrants will trade under the symbols “BGSC” and “BGSCW”, respectively.  In addition, the underwriters elected to not exercise the over-allotment option in connection with the Offering and the initial shareholder forfeited 200,000 Ordinary Shares (after giving effect to the 1.125-for-1 reverse split of the Ordinary Shares). As a result, there are 5,333,333 Ordinary Shares issued and outstanding as of May 17, 2012.